Exhibit 99.2

Regentis Biomaterials Ltd.

PROXY FOR AN ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

TO BE HELD ON THURSDAY, JULY 2, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Ehud Geller, the Chairman of the Board of Directors and the Interim Chief Executive Officer of the Company, attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in Regentis Biomaterials Ltd. (the “Company”) which the undersigned is entitled to vote at an Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel on Thursday, July 2, 2026, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of an Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

AN ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

REGENTIS BIOMATERIALS LTD.

July 2, 2026 at 3:00 p.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the re-election of Dr. Ehud Geller to the Board of Directors as a Class I director, so that following such re-election, his term shall expire in accordance with his class.

	☐	for	☐	against	☐	abstain

2,	To approve the re-election of Mr. Efraim Cohen-Arazi to the Board of Directors as a Class I director, so that following such re-election, his term shall expire in accordance with his class,

	☐	for	☐	against	☐	abstain

3.	To approve the grant of 24,826 options to Mr. Jeff Dykan, a serving director of the Company, as described in the accompanying proxy statement.

	☐	for	☐	against	☐	abstain

4.	To approve the grant of 24,826 options to Mr. Keith Valentine, a serving director of the Company, as described in the accompanying proxy statement

	☐	for	☐	against	☐	abstain

5.	To approve the grant of 24,826 options to Mr. Efraim Cohen-Arazi, a serving director of the Company, as described in the accompanying proxy statement.

	☐	for	☐	against	☐	abstain

6.	To approve a top-up grant of 8,313 options to Mr. Pini Ben-Elazar, as described in the accompanying proxy statement.

	☐	for	☐	against	☐	abstain

7.	To approve the issuance of warrants to purchase 31,250 ordinary shares to Dr. Ehud Geller, as described in the accompanying proxy statement.

	☐	for	☐	against	☐	abstain

8.	To approve the issuance of warrants to purchase 12,500 ordinary shares to Mr. Jeff Dykan, as described in the accompanying proxy statement.

	☐	for	☐	against	☐	abstain

9.	To approve the adoption of the Company’s Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759-1999.

	☐	for	☐	against	☐	abstain

PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no personal interest in Proposal 9 at this Annual General Meeting of Shareholders, except for a personal interest of which you have notified the Company about in writing, as required under the Israeli Companies Law, 5759-1999. For further information, please see the accompanying proxy statement.

10.	To approve the re-appointment of Deloitte Israel & Co., Certified Public Accountants (Isr.), as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

	☐	for	☐	against	☐	abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2026		Date_________, 2026
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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